BBH Trust
                                  140 Broadway
                               New York, NY, 10005

                                  June 18, 2007

EDGAR Operations Branch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, DC 20549


RE:    BBH Trust (the "Registrant")
                  BBH Money Market Fund
                  BBH U.S. Treasury Money Fund
                  BBH Tax Exempt Money Fund
                  BBH International Equity Fund
                  BBH Broad Market Fund
                  BBH Real Return Fund
                  BBH Core Select
                1933 Act File No. 333-129342
                1940 Act File No. 811-21829


Dear Sir or Madam:

         The above-referenced Fund hereby requests the withdrawal of the definitive materials filed with the Commission on June 12, 2007 pursuant to the provisions of Rule 497(c) under the Securities Act of 1933.

We are withdrawing this filing to correct the date of the Funds' reorganization and Predecessor Funds' total return disclosure.

Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal has been signed by the Secretary of the Registrant this 18th day of June, 2006.

If you have any questions on the enclosed material, please contact Diane Palmer, Paralegal, at (412) 288-6812.



                                                    Very truly yours,



                                                    /s/ Gail C. Jones
                                                    Gail C. Jones
                                                    Secretary